UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 20, 2019, Can-Fite BioPharma Ltd. (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance of an aggregate of 1,500,000 American Depositary Shares (the “ADSs”) in a registered direct offering at $4.00 per share for aggregate gross proceeds of $6,000,000. The offering is expected to close on or about May 22, 2019, subject to the satisfaction of customary closing conditions.

In addition, under the Purchase Agreement, the investors will receive unregistered warrants to purchase an aggregate of 1,500,000 ADSs. The warrants will be immediately exercisable and will expire five and one-half years from issuance at an exercise price of $4.00 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 30 days following the closing of the offering, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of thirteen months following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement.

In addition, under the Purchase Agreement, the Company agreed to use best efforts to file, as soon as practicable (and in any case by June 19, 2019), a registration statement with the Securities and Exchange Commission (the “SEC”), registering the resale of the ordinary shares or the ADSs issuable upon exercise of the warrants and to use best efforts to cause such registration statement to be declared effective within 60 days following the closing date and to keep such registration statement effective at all times until no purchaser owns any underlying ordinary shares or ADSs issuable upon exercise of the warrants.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 6% of the aggregate purchase price for the ADSs sold in the offering, a non-accountable expense allowance of $50,000 and clearing expenses of $10,000. The Placement Agent will also receive compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 5% of the aggregate number of ADSs sold in the offering, at an exercise price of $4.00 per ADSs and a term expiring on May 20, 2024.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of May 20, 2019 which will be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-220644) (the “Registration Statement”), which became effective on October 11, 2017, and the base prospectus dated as of October 11, 2017 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The warrants and the ADSs underlying the warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principal for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants and the ADSs underlying the warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Purchase Agreement and warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Doron Tikotzky Kantor Gutman & Amit Gross relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on May 20, 2019, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about May 22, 2019. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Doron Tikotzky Kantor Gutman & Amit Gross

10.1	Form of Securities Purchase Agreement dated as of May 20, 2019 between Can-Fite BioPharma Ltd. and the investors listed therein

10.2	Form of Warrant to be issued by Can-Fite BioPharma Ltd. on May 22, 2019

23.1	Consent of Doron Tikotzky Kantor Gutman & Amit Gross (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: May 22, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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